FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 3, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

Documents Included as Part of this Report

No.

Document

1.

Press Release dated December 3, 2002

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

DataMirror LiveResiliency™ Solutions for IBM iSeries Widely Adopted

DataMirror iCluster™ Gains Momentum in the iSeries Market Across All Vertical Industries

TORONTO, CANADA - December 3rd, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced that companies across various industries have increasingly adopted DataMirror’s LiveResiliency solution – iCluster – to meet their iSeries high availability needs. Customers include: Almo Corporation, Ethical Funds®, Garan Inc., Lloyds TSB Bank Argentina, Motor Club of America Insurance Company, Omer DeSerres Inc., Prudent Publishing Company,

Robert Weed Plywood and The Gray Insurance Company.

“Large, international companies and smaller businesses alike are feeling the effects of global competition and are under increasing pressure to keep pace with real-time, 24/7 business requirements while safeguarding customer and corporate data,” said Nigel Stokes, CEO, DataMirror. “iCluster, DataMirror’s flagship resiliency solution for IBM iSeries, raises the bar for availability by maximizing data access and real-time functionality. iCluster allows companies of all sizes and industries to increase revenues and improve their bottom line through more efficient 24/7 business operations.”

DataMirror iCluster is a single, integrated software solution that mirrors critical data in real-time from a primary iSeries system to one or more recovery systems and ensures high speed operational switching in the event of an outage. iCluster includes an intuitive Java graphical user interface to manage iSeries clusters as well as provide enhanced data and application resiliency. Other features include full support for IFS file mirroring, integrated remote journaling support and enhanced trigger support. These features provide the highest levels of availability and clustering support for iSeries customers, and demonstrate DataMirror’s leadership and innovation in the IBM iSeries resiliency market place.

“Simple HA for $60K” Promotion - Available through to January 21st, 2003

Many of DataMirror’s recent high availability customers have taken advantage of this promotion to cost-effectively protect their iSeries investments for $60,000 (USD). Comprised of two iCluster licenses, implementation, training, maintenance and support, this offering builds on IBM's GreenStreak promotion to deliver a low-cost solution that is ideal for small-to-mid sized businesses. For more information on this promotion, visit http://www.datamirror.com/hapromo/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, iCluster, LiveBusiness, LiveResiliency and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 3, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

#